PROMISSORY NOTE

Date of Note: [EFFECTIVE DATE]

Principal Amount of Note: $[AMOUNT]

City and State of Lender: [CITY, STATE]

For value received URBAN JUNCTURE, INC., an Illinois corporation ("***Borrower***"), hereby promises to pay to the order of   [INVESTOR NAME]   ("***Lender***"), in lawful money of the United States of America and in immediately available funds, the principal amount set forth above (the "***Loan***") together with accrued and unpaid interest thereon, each due and payable on the dates and in the manner set forth below.

1.   Interest Rate. The outstanding principal amount of the Loan shall accrue interest at a rate of 5% per annum or the maximum rate permissible by law (which under the laws of the State of Illinois shall be deemed to be the laws relating to permissible rates of interest on commercial loans), whichever is less, non-compounding, calculated on the basis of a 365-day year and the actual number of days elapsed.

2.   Repayment Schedule. Borrower promises to repay the outstanding principal amount of the Loan and any unpaid accrued interest according to the following schedule:

Borrower shall pay accrued interest on the outstanding principal amount of the Loan annually commencing on [FIRST PAYMENT] and on each anniversary thereof through [LAST PAYMENT] (the "***Maturity Date***").

Borrower shall pay the outstanding principal amount of the Loan and all unpaid accrued interest on the Maturity Date

; *provided, however,* that Borrower may prepay the outstanding principal amount of the Loan and any unpaid accrued interest at any time.

3.   Place of Payment. All amounts payable hereunder shall be payable at the office of Wefunder, Inc., c/o Lender,   [INVESTOR NAME]   , unless another place of payment shall be specified in writing by Lender.

1.

4. Application of Payments. Payment on this Promissory Note (this "*Note*") shall be applied first to accrued interest, and thereafter to the outstanding principal amount hereof.

5. Secured Note. To secure payment of all amounts due under this Note, Borrower grants Lender a security interest in all of its personal property, now existing or hereafter arising, including all accounts, inventory, equipment, general intangibles, financial assets, investment property, securities, deposit accounts, and the proceeds thereof (collectively, the "Collateral"). Borrower authorizes Lender to file a financing statement to perfect this security interest. The lien and security interest in the Collateral granted hereby shall, in accordance with Section 8.6, be subordinate to any lien on such Collateral securing any Senior Indebtedness

6. Guarantee. Bernard Loyd ("*Guarantor*") absolutely, irrevocably and unconditionally guarantees for the benefit of Lender the full, faithful and punctual performance when due (whether at stated maturity, acceleration, demand or otherwise) of the indebtedness (including, without limitation, principal and interest), liabilities and other obligations of Borrower under this Note. The liability of Guarantor under this Section shall be irrevocable, absolute, independent and unconditional, and shall not be affected by any circumstance that might constitute a discharge of a surety or guarantor other than the indefeasible payment and performance in full of all indebtedness of Borrower hereunder. The guaranty of Guarantor under this Section is a guaranty of payment when due and not merely of collectability. Lender may enforce the guaranty provided by Guarantor under this Section during the existence of an Event of Default notwithstanding the existence of any dispute between Lender and Borrower with respect to the existence of such Event of Default. The obligation of Guarantor under this Section is separate and independent from the obligations of Borrower under this Note, and a separate action or actions may be brought and prosecuted against Guarantor whether or not an action is brought against Borrower and whether or not Borrower is joined in any such action or actions. Guarantor waives any right it may have to require Lender to (a) proceed against Borrower or any other person, (b) proceed against or exhaust any security or other monies held on behalf of Borrower, (c) marshall assets in favor of any person or (d) pursue any other remedy in the power of Lender whatsoever prior to enforcing the obligation of Guarantor under this Section. Guarantor also waives and agrees not to assert (x) the defense of the statute of limitations in any action hereunder or for the collection or performance of any indebtedness of Borrower due hereunder, (y) any defense arising by reason of any lack of corporate or other authority or any other defense of Borrower, Guarantor or any other person or entity and (z) any rights to set-offs and counterclaims. Guarantor's liability under this Section shall remain in full force and effect without regard to, and shall not be impaired or affected by, nor shall Guarantor be exonerated or discharged by, (i) any insolvency proceeding with respect to Borrower, Guarantor or any other person or entity or (ii) any claim, defense, counterclaim or setoff, other than that of prior performance, that Borrower, Guarantor or any other person or entity may have or assert, including any defense of incapacity or lack of corporate or other authority to execute this Note. Mere delay or failure to act shall not preclude the exercise or enforcement of any rights and remedies available to Lender. Guarantor expressly agrees that its obligation under this Section shall not in any way be impaired or otherwise affected by the institution by or against Borrower of any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings, or any other similar proceedings for relief under any bankruptcy law or similar law for the relief of debtors and that any discharge of any of Borrower obligations hereunder pursuant to any such bankruptcy or similar law or other law shall not diminish, discharge or otherwise affect in any way the obligations of Guarantor under this Section.

7. Default. Each of the following events shall be an "*Event of Default*" hereunder:

(a) Borrower fails to pay any of the outstanding principal amount due under this Note on the date the same becomes due and payable or within five business days thereafter or any accrued interest or other amounts due under this Note on the date the same becomes due and payable or within five business days thereafter;

(b) Borrower files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

(c)   an involuntary petition is filed against Borrower (unless such petition is dismissed or discharged within 60 days) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee or assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of Borrower.

Upon the occurrence of an Event of Default hereunder, all unpaid principal, accrued interest and other amounts owing hereunder shall automatically be immediately due, payable and collectible by Lender pursuant to applicable law.

8.   **Subordination.** The indebtedness evidenced by this Note is hereby expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior payment in full of the Senior Indebtedness. "*Senior Indebtedness*" shall mean, unless expressly subordinated to or made on a parity with the amounts due under this Note, the principal of, unpaid interest on and amounts reimbursable, fees, expenses, costs of enforcement and other amounts due in connection with (a) indebtedness of Borrower to banks or commercial finance or other lending institutions regularly engaged in the business of lending money ([excluding/including] venture capital, investment banking or similar institutions and their affiliates which sometimes engage in lending activities but which are primarily engaged in investments in equity securities), whether or not secured, and (b) any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness, or any indebtedness arising from the satisfaction of such Senior Indebtedness by a guarantor.

8.1   **Insolvency Proceedings.** If there shall occur any receivership, insolvency, assignment for the benefit of creditors, bankruptcy, reorganization or arrangements with creditors (whether or not pursuant to bankruptcy or other insolvency laws), sale of all or substantially all of the assets, dissolution, liquidation or any other marshaling of the assets and liabilities of Borrower, (a) no amount shall be paid by Borrower in respect of the principal of, interest on or other amounts due with respect to this Note at the time outstanding, unless and until the principal of and interest on the Senior Indebtedness then outstanding shall be paid in full, and (b) no claim or proof of claim shall be filed by or on behalf of Lender which shall assert any right to receive any payments in respect of the principal of and interest on this Note except subject to the payment in full of the principal of and interest on all of the Senior Indebtedness then outstanding.

8.3   **Further Assurances.** By acceptance of this Note, Lender agrees to execute and deliver customary forms of subordination agreement requested from time to time by the holders of Senior Indebtedness and, as a condition to Lender's rights hereunder, Borrower may require that Lender execute such forms of subordination agreement; *provided* that such forms shall not impose on Lender terms less favorable than those provided herein.

8.4   **Subrogation.** Subject to the payment in full of all Senior Indebtedness, Lender shall be subrogated to the rights of the holder(s) of such Senior Indebtedness (to the extent of the payments or distributions made to the holder(s) of such Senior Indebtedness pursuant to the provisions of this Section [8]) to receive payments and distributions of assets of Borrower applicable to the Senior Indebtedness. No such payments or distributions applicable to the Senior Indebtedness shall, as between Borrower and its creditors, other than the holders of Senior Indebtedness and Lender, be deemed to be a payment by Borrower to or on account of this Note; and for purposes of such subrogation, no payments or distributions to the holders of Senior Indebtedness to which Lender would be entitled except for the provisions of this Section [8] shall, as between Borrower and its creditors, other than the holders of Senior Indebtedness and Lender, be deemed to be a payment by Borrower to or on account of the Senior

Indebtedness.

8.5   No Impairment. Subject to the rights, if any, of the holders of Senior Indebtedness under this Section [8] to receive cash, securities or other properties otherwise payable or deliverable to Lender, nothing contained in this Section [8] shall impair, as between Borrower and Lender, the obligation of Borrower, subject to the terms and conditions hereof, to pay to Lender the principal hereof and interest hereon as and when the same become due and payable, or shall prevent Lender, upon default hereunder, from exercising all rights, powers and remedies otherwise provided herein or by applicable law.

8.6   Lien Subordination. Any lien or security interest of Lender, whether now or hereafter existing in connection with the amounts due under this Note, on any assets or property of Borrower or any proceeds or revenues therefrom which Lender may have at any time as security for any amounts due and obligations under this Note, shall be subordinate to all liens or security interests now or hereafter granted to a holder of Senior Indebtedness by Borrower or by law notwithstanding the date, order or method of attachment or perfection of any such lien or security interest or the provisions of any applicable law.

8.7   Applicability of Priorities. The priority of the holder of the Senior Indebtedness provided for herein with respect to security interests and liens are applicable only to the extent that such security interests and liens are enforceable and perfected and have not been avoided; if a security interest or lien is judicially determined to be unenforceable or unperfected or is judicially avoided with respect to any claim of the holder of the Senior Indebtedness or any part thereof, the priority provided for herein shall not be available to such security interest or lien to the extent that it is avoided or determined to be unenforceable or unperfected. The foregoing notwithstanding, Lender covenants and agrees that it shall not challenge, attack or seek to avoid any security interest or lien to the extent that it secures any holder of the Senior Indebtedness. Nothing in this Section [8.7] affects the operation of any subordination of indebtedness or turnover of payment provisions hereof, or of any other agreements among any of the parties hereto.

8.8   Reliance of Holders of Senior Indebtedness. Lender, by its acceptance hereof, shall be deemed to acknowledge and agree that the foregoing subordination provisions are, and are intended to be, an inducement to and a consideration of each holder of Senior Indebtedness, whether such Senior Indebtedness was created or acquired before or after the creation of the indebtedness evidenced by this Note, and each such holder of Senior Indebtedness shall be deemed conclusively to have relied on such subordination provisions in acquiring and holding, or in continuing to hold, such Senior Indebtedness.

9.   **Waiver.** Borrower waives presentment and demand for payment, notice of dishonor, protest and notice of protest of this Note, and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys' fees, costs and other expenses.

The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the full extent permitted by law.

10.   **Governing Law.** This Note shall be governed by, and construed and enforced in accordance with, the laws of the State of Illinois, excluding conflict of laws principles that would cause the application of laws of any other jurisdiction.

11.   **Successors and Assigns**. The provisions of this Note shall inure to the benefit of and be binding on any successor to Borrower and shall extend to any holder hereof.

[Signature page follows]

5.

BORROWER:

URBAN JUNCTURE, INC., an Illinois corporation

By: *Founder Signature*

Name: Bernard Loyd

Title: President, Urban Juncture, Inc.

GUARANTOR:

Founder Signature

Name: Bernard Loyd

Lender:

[INVESTOR NAME]

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]